UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2020
Commission File Number 1-10928
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INTERTAPE POLYMER GROUP INC.
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9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: Date: October 15, 2020	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Announces Appointment of New Board Members
- Jane Craighead and Chris Cawston appointed to the Board of Directors -
MONTREAL, QUEBEC and SARASOTA, FLORIDA - October 15, 2020 - Intertape Polymer Group Inc. (TSX:ITP) (“IPG” or the “Company”) announced the appointment of Ms. Jane Craighead and Mr. Chris R. Cawston, each of Ontario, Canada, as new board members of the Company, effective today.
“Jane and Chris each bring a diverse and experienced skill set to the Board which complement our existing members. Their expertise in finance, technology and digital transformation will help build on our effective governance practices at IPG,” said James Pantelidis, Chair of the Board of IPG. “As we all continue to manage through the new reality of the ongoing pandemic, Ms. Craighead's experience in finance and human resources at Scotiabank and Mr. Cawston's success in various industries enhancing customer experience through technology and digital transformation will further diversify our board composition and expertise. Their insights and contributions will be highly valued as we execute our growth strategy and vision to become the global leader in packaging and protective packaging solutions.”
Jane Craighead has been a member of the board of Clearwater Seafoods since 2015 and Jarislowsky Fraser Limited since 2018. Her prior roles include Senior Vice President Global Human Resources at Scotiabank, Global Practice Leader Rewards at Rio Tinto plc and Eastern Canada Business Leader for Human Capital Advisory Services at Mercer Human Resource Consulting. Previously, Ms. Craighead held full-time faculty appointments at Queen's University, Concordia University, and McGill University. Ms. Craighead holds a PhD in Management from McGill University and is a Canadian chartered professional accountant.
Chris Cawston was previously a member of the board of AutoServe1 from 2014 until the sale of the business in 2019. Mr. Cawston was most recently the President of Sym-Tech Inc, a leading provider of Finance and Insurance solutions to automobile dealers and original equipment manufacturers. His prior roles include, President and CEO of SCI Marketview, Founder and President of Premier Salons & Magicuts, and Director Internal Audit, Mitel Corporation. Mr. Cawston began his career with Coopers & Lybrand, now PricewaterhouseCoopers. Mr. Cawston is a Canadian chartered professional accountant.
Ms. Craighead and Mr. Cawston will sit as independent directors of the Board.
About Intertape Polymer Group Inc.
Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Québec and Sarasota, Florida, the Company employs approximately 3,500 employees with operations in 31 locations, including 22 manufacturing facilities in North America, four in Asia and one in Europe.

For more information about IPG, visit www.itape.com.

FOR FURTHER INFORMATION CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com